March 30, 2010

By EDGAR

Max A. Webb
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kandi Technologies, Corp.
Registration Statement on Form S-3
Filed February 24, 2010
File No. 333-165055

Dear Mr. Webb:

On behalf of Kandi Technologies, Corp.  (“Kandi” or the “Company”), as counsel for the Company, we hereby submit Kandi’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 18, 2010, regarding the above referenced Registration Statement on Form S-3 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Kandi.  Capitalized terms found in the Company’s responses are defined in the Registration Statement.

General

1.  Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the senior secured convertible notes and the warrants issued in conjunction with such notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes).

Max A. Webb
March 30, 2010

Response

The Company will provide the following amended disclosures in the “Recent Developments” and “Recent Developments – Description of the Securities Under the Financing” section of the prospectus:

We are registering 6,897,708 shares of Common Stock underlying the Notes and Warrants.  Using the closing market price quoted on NASDAQ as of the Closing Date, $5.16, the total dollar value of the Common Stock underlying the Notes and Warrants is $35,592.173.28.

Notes

As of the Closing Date, the total dollar value of the aggregate number of Conversion Shares and Interest Shares issuable under the Notes that are being registered for resale under this Registration Statement is $30,225,773.28.

Warrants

As of the Closing Date, the total dollar value of the aggregate number of Exercise Shares issuable under the Warrants that are being registered for resale under this Registration Statement is $5,366,400.

2.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the senior secured convertible notes and the warrants issued in conjunction with such notes in this disclosure.

Further, please provide us, with a view towards disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes.

Max A. Webb
March 30, 2010

Response

The Company will provide the following amended disclosure in the “Recent Developments” section of the prospectus:

Payments Made or to be Made to the Holders in Connection with the Financing:

Payment Type	Amount of Payment
Interest payments on the Notes	$1,200,000	(1)
Total possible payments to Holders	$1,200,000	(2)
Net Proceeds to the Company from the sale of the Notes and Warrants	$9,116,561.60	(3)
The total possible payments to Holders in the first year following the sale of the Notes and Warrants	$600,000	(1), (2)

(1)	The Notes accrue interest at a rate of 6% per annum, which is paid quarterly in either Interest Shares, cash, or in a combination of stock and cash at the Company’s discretion.

(2)
In addition to the interest payments, the Company may be required to make other payments to the Holders in connection with the Financing.  Holders of the Notes are entitled to receive any dividends paid and distributions made to holders of the Company’s Common Stock to the same extent as if the Holders had converted the Notes into Common Stock and had held the shares of Common Stock on the record date for such dividends and distributions.  The Company is required to pay to the Holders a Late Charge of 18% on any amount of principal or other amounts due which are not paid when due. In the event of any delay in the filing or effectiveness of the Registration Statement, or in the event any Holder of securities is unable to sell any securities underlying the Notes or Warrants because of a failure by the Company to maintain the effectiveness of the Registration Statement or to file with the SEC any required reports so that it is not in compliance with Rule 144, the Company will be required to pay to the Holders, as partial relief for damages, an amount in cash equal to 1.5% of such Holder’s original principal amount of the Notes on the date of the delay and on each 30 day anniversary of such delay until such securities are able to be sold.

(3)
This dollar amount consists of $10,000,000, representing the total sale price of the Notes and Warrants, less (i) legal fees totaling $183,438.40 (including Investors’ counsel’s fees), and (ii) payments made to the Placement Agents totaling $700,000.

Max A. Webb
March 30, 2010

3.  Please provide us, with a view towards disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the senior secured convertible notes and the warrants issued in conjunction with such notes, presented in a table with the following information disclosed separately:

o
the market price per share of the securities underlying the senior secured convertible notes and the warrants issued in conjunction with such notes on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes;

o
the conversion price per share of the underlying securities on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the senior secured convertible notes and the warrants issued in conjunction with such notes; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes and determine the conversion price per share as of that date;

o
the total possible shares underlying the senior secured convertible notes and the warrants issued in conjunction with such notes (assuming no interest payments and complete conversion throughout the term of the senior secured convertible notes and the warrants issued in conjunction with such notes);

o
the combined market price of the total number of shares underlying the senior secured convertible notes and the warrants issued in conjunction with such notes, calculated by using the market price per share on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes and the total possible shares underlying the senior secured convertible notes and the warrants issued in conjunction with such notes;

Max A. Webb
March 30, 2010

o
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the senior secured convertible notes and the warrants issued in conjunction with such notes calculated by using the conversion price on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes and the total possible number of shares the selling shareholder may receive; and

o
the total possible discount to the market price as of the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes, calculated by subtracting the total conversion price on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes from the combined market price of the total number of shares underlying the senior secured convertible notes and the warrants issued in conjunction with such notes on that date.

If there are provisions in the senior secured convertible notes and the warrants issued in conjunction with such notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price drops to a lower price, please provide additional disclosure.

Response

As of the Closing Date, no profit was realizable by the selling stockholders because the Notes were not sold at a discount, and the Warrants were issued with an Exercise Price that was at a premium to the market price as of the Closing Date.  However, as discussed in footnote (2) to the table below and in the prospectus, the Conversion Price of the Notes and the Exercise Price of the Warrants are subject to resetting provisions, which result in a conversion discount and profits.

The Company will provide the following disclosure in a new “Explanatory Note” section of the prospectus:

Max A. Webb
March 30, 2010

Total Possible Profit for Holders from Conversion Discount for Securities Underlying the Notes and Warrants.

Market price per share of Common Stock underlying the Notes and Warrants as of the Closing Date	$5.16	(1)

Conversion Price per share of the Common Stock underlying the Notes on the Closing Date	$6.25

Total possible shares of Common Stock underlying the Notes and Warrants (assuming no interest payments and complete conversion throughout the term of the Notes)	2,400,000	(2)

Combined market price of the total number of shares of Common Stock underlying the Notes and Warrants, calculated by using the market price per share as of the Closing Date	$12,384,000

Total possible shares of Common Stock the Holders may receive (including Interest Shares)	2,689,856 shares	(2),(3)

Combined Conversion Price of the total number of shares of Common Stock underlying the Notes and Warrants, calculated by using the Conversion Price on Closing Date and the total possible number of shares of Common Stock the Holders may receive	$16,811,600

Total possible discount to the market price as of the Closing Date, calculated by subtracting the total Conversion Price on the Closing Date from the combined market price of the total number of shares of Common Stock underlying the Notes and Warrants on the Closing Date	The Notes were not sold at a discount to market	(4)

(1)	The closing price of the Company’s Common Stock, as quoted on NASDAQ on January 21, 2010.

(2)
Calculated using the initial Conversion Price of $6.25.  In accordance with the Notes, the Conversion Price is subject to resetting provisions as described below.  At no point, however, will the Conversion Price be reset below $2.75.

Max A. Webb
March 30, 2010

(3)
Interest Shares are calculated using an interest rate of 6% and an Interest Conversion Price of $4.14, which is the closing price of the Company’s Common Stock, as quoted on NASDAQ on February 19, 2010.

(4)
Assuming the minimum Conversion Price of $2.75, the Combined Conversion Price of the total number of shares of Common Stock underlying the Notes and Warrants is $7,397,104.  The total possible discount to the market price would be $4,986,896.

Resetting Provisions

Notes

Initial Conversion Price:	$6.25

Resetting Provision:
The Conversion Price is subject to being reset on the twenty-first (21st) consecutive trading day following:
•     The date the Registration Statement registering the securities underlying the Notes and Warrants is declared effective by the SEC; or
•     If earlier, each of:
o     The date the securities underlying the Notes and Warrants may first be sold under Rule 144; and
o     The date that any of the securities underlying the Notes and Warrants are registered in a Registration Statement

If adjusted, the Conversion Price will reset to the lower of:
•      The then-existing Conversion Price; or
•      90% of the average of the volume weighted average prices for each of the preceding ten complete consecutive trading days subject to a minimum Conversion Price

Minimum Conversion Price	$2.75

Warrants

Initial Exercise Price:	$6.5625

Resetting Provision:
The Exercise Price is subject to being reset on the twenty-first (21st) consecutive trading day following:
•      The date the Registration Statement registering the securities underlying the Notes and Warrants is declared effective by the SEC; or
•      If earlier, each of:
o     The date the securities underlying the Notes and Warrants may first be sold under Rule 144; and
o     The date that any of the securities underlying the Notes and Warrants are registered in a Registration Statement

If adjusted, the Exercise Price will reset to the lower of:
•      The then-existing Exercise Price; or
•      110% of the average of the volume weighted average prices for each of the preceding ten complete consecutive trading days subject to a minimum Exercise Price

Minimum Exercise Price	$3.00

Max A. Webb
March 30, 2010

4.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders of any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

o	market price per share of the underlying securities on the date of the sale of that other security;

o	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

Max A. Webb
March 30, 2010

o	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

o
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

o
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

o
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response

The Company will provide the following amended disclosure in a new “Explanatory Note” section of the prospectus:

The Company is not aware of any selling stockholder or affiliates of any selling stockholder holding any other warrants, options, notes or other securities of the Company.

5.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the senior secured convertible notes and the warrants issued in conjunction with such notes and any other warrants, options, notes or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 3 and comment 4.

Max A. Webb
March 30, 2010

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the senior secured convertible notes and the warrants issued in conjunction with such notes as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes, as well as the amount of that resulting percentage averaged over the term of the senior secured convertible notes and the warrants issued in conjunction with such notes.

Response

The Company will provide the following disclosure in a new “Explanatory Note” section of the prospectus:

   Gross Proceeds Paid or Payable to Issuer, Payments Made by Issuer, Net Proceeds to Issuer

Gross proceeds paid or payable to the Company in connection with the Financing	$10,000,000

All payments that have been made or that may be required to be made by the Company	$1,200,000	(1)

Resulting net proceeds to the Company	$8,800,000

Combined total possible profit to be realized as a result of any conversion discounts regarding the shares of Common Stock underlying the Notes and Warrants that are held by the Holders	The Notes and Warrants were not sold at a discount to market	(2)

Percentage of the total amount of all possible payments in connection with the Financing and the total possible discount to the market price of the shares of Common Stock underlying the Notes and Warrants, divided by the net proceeds to the issuer from the sale of the Notes and Warrants, as well as the amount of that resulting percentage averaged over the term of the Notes and Warrants	13.6	%(3)

Max A. Webb
March 30, 2010

(1)
The Company is required to make interest payments on the Notes in the amount of $1,200,000.  In addition to the interest payments, the Company may be required to make other payments to the Holders in connection with the Financing.  Holders of the Notes are entitled to receive any dividends paid and distributions made to holders of the Company’s Common Stock to the same extent as if the Holders had converted the Notes into Common Stock and had held the shares of Common Stock on the record date for such dividends and distributions.  The Company is required to pay to the Holders a Late Charge of 18% on any amount of principal or other amounts due which are not paid when due. In the event of any delay in the filing or effectiveness of the Registration Statement, or in the event any Holder of securities is unable to sell any securities underlying the Notes or Warrants because of a failure by the Company to maintain the effectiveness of the Registration Statement or to file with the SEC any required reports so that it is not in compliance with Rule 144, the Company will be required to pay to the Holders, as partial relief for damages, an amount in cash equal to 1.5% of such Holder’s original principal amount of the Notes on the date of the delay and on each 30 day anniversary of such delay until such securities are able to be sold

(2)
Assuming the minimum Conversion Price of $2.75, the Combined Conversion Price of the total number of shares of Common Stock underlying the Notes and Warrants is $7,397,104.  The total possible discount to the market price would be $4,986,896.

(3)	This percentage is calculated by dividing the total payments ($1,200,000) by the total net proceeds ($8,800,000).

6.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of selling shareholders;

Max A. Webb
March 30, 2010

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transactions (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

The Company will provide the following amended disclosure in a new “Explanatory Note” section of the prospectus:

There have been no prior securities transactions between the Company (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship.

7.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the senior secured convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

Max A. Webb
March 30, 2010

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants.

Response

The Company will provide the following amended disclosure in a new “Explanatory Note” section of the prospectus:

Number of Shares Outstanding Held by Non-affiliates and Number of Shares Being Registered:

Number of shares of Common Stock outstanding prior to the Financing held by persons other than the selling stockholders, affiliates of the selling stockholders, and affiliates of the Company	7,961,000
Number of shares of Common Stock registered for resale by the selling stockholders in prior registration statements	0
Number of shares of Common Stock registered for resale by the selling stockholders that continue to be held by the selling stockholders	0
Number of shares of Common Stock that have been sold in registered resale transactions by the selling stockholders	0
Common stock being offered for resale to the public in accordance herewith	6,897,708

8.  Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether – based on the information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

Max A. Webb
March 30, 2010

o	the date on which each such selling shareholder entered into that short position; and

o
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the senior secured convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the senior secured convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

Response

The Company will provide the following amended disclosure in a new “Explanatory Note” section of the prospectus:

The Company intends, and has a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities.

The Company will provide the following amended disclosure in the appropriate footnotes to the Selling Stockholders table in the “Selling Stockholders” section of the prospectus:

Hudson Bay Fund, LP

In the ordinary course of business in trading securities positions, Hudson Bay Fund LP may enter into short sales.  However, no such short sales are entered into prior to the public announcement of any private placement pursuant to which the applicable securities were acquired by Hudson Bay Fund LP and Hudson Bay Fund LP is aware of and adheres to the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

 Hudson Bay Overseas Fund LTD

In the ordinary course of business in trading securities positions, Hudson Bay Overseas Fund LTD may enter into short sales.  However, no such short sales are entered into prior to the public announcement of any private placement pursuant to which the applicable securities were acquired by Hudson Bay Overseas Fund LTD and Hudson Bay Overseas Fund LTD is aware of and adheres to the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

Max A. Webb
March 30, 2010

Capital Ventures International

Capital Ventures International does not hold an existing short position in the Company's Common Stock.

9.  Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes.

If it is your view that such a description of the relationships and arrangements between and among the parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

The Company will provide the following amended disclosure in a new “Explanatory Note” section of the prospectus:

In the past three years, the Company has not had any relationship or arrangement with any of the selling stockholders, their affiliates, or any person with whom the selling stockholders have a contractual relationship regarding the Financing.

10.  Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Max A. Webb
March 30, 2010

Response

The Company will provide the following amended disclosure in a new “Explanatory Note” section of the prospectus:

The Company seeks to register 6,897,708 shares of Common Stock on the Registration Statement.  This figure represents 130% of the sum of (i) the maximum number of shares of Common Stock initially issuable upon conversion of the Notes (assuming an initial conversion price of $2.75), (ii) the maximum number of shares of Common Stock payable as interest pursuant to the Notes (assuming the maximum interest rate of 18% and an interest conversion price of $4.14, which was the closing price of the Company’s Common Stock on February 19, 2010), and (iii) the maximum number of shares of Common Stock issuable upon exercise of the Warrants.  The calculation is illustrated in the table below:

Principal Amount of Notes:	$10,000,000
Maximum Interest Rate on Notes:	18%
Principal Conversion Price:	$2.75
Interest Conversion Price:	$4.14
Required Reserve Amount:	130%
Interest Conversion Amount(1)
Interest Per Year:	$1,800,000
Interest to Maturity (2 years):	$3,600,000
Interest Shares:	869,565
130% of Interest Shares:	1,130,435
Principal Conversion Amount(2)
Conversion Shares:	3,636,364
130% of Conversion Shares:	4,727,273
Warrants
Warrant Shares:	800,000
130% of Warrant Shares:	1,040,000
Total Shares to be Registered:	6,897,708

(1)
The Interest Conversion Amount was calculated assuming the maximum interest rate on the Notes (which would occur upon an Interest Conditions Failure, as defined in the Notes), and an Interest Conversion Price of $4.14, which was the closing price of the Company’s Common Stock on February 19, 2010.

(2)
The Principal Conversion Amount was calculated assuming the lowest possible Conversion Price.  The Initial Conversion Price of the Notes is $6.25, which is subject to resetting provisions as described above.  At no time, however, will the Conversion Price be reset below $2.75.

Max A. Webb
March 30, 2010

11.  With respect to the shares to be offered for resale by Capital Ventures International, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response

The Company will provide the following amended disclosure in the footnotes to the Selling Stockholders table in the “Selling Stockholders” section of the prospectus:

Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may be deemed to have voting and dispositive powers for Capital Ventures International.   Mr. Kobinger disclaims any such beneficial ownership of the shares held by Capital Ventures International.

Calculation of Registration Fee

12.  Please note that Rule 416 can only be used to provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions.  Please revise your disclosure as appropriate to reflect that you will not use Rule 416 to cover increases resulting from any adjustment provision contained in the warrants issued in conjunction with the senior secured convertible notes, including participation rights and dilutive issuance.

Response

The Company will provide the following amended disclosure regarding the calculation of the registration fee on the cover page of the prospectus:

The Registrant will not rely on Rule 416 to cover additional securities resulting from any adjustment provision contained in the warrants issued in conjunction with the notes, including participation rights and dilutive issuance.

13.  If you intend to register any Interest Shares, please add a separate line in the table on the cover of the registration statement and pay the fee.  If you do not, revise the prospectus.

Max A. Webb
March 30, 2010

Response

The 6,897,708 shares of Common Stock being registered include the maximum number of Interest Shares issuable under the Notes.  The fee for the Interest Shares has previously been paid.

The Company will provide the following amended disclosure regarding the calculation of the registration fee on the cover page of the prospectus:

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED (1)		PROPOSED MAXIMUM OFFERING PRICE PER UNIT (4)	PROPOSED MAXIMUM OFFERING PRICE	AMOUNT OF REGISTRATION FEE (5)
Common Stock, par value $0.001 per share	5,767,273	(2)
Shares of Common Stock issuable as interest payments on the Notes	1,130,435	(3)
Total Number of shares of Common Stock to be registered:	6,897,708		$4.11	$28,349,579.88	$2,021.33

(1) 6,897,708 shares of Common Stock, par value $0.001 per share, of Kandi Technologies, Corp., a Delaware corporation (the “Company”), are being registered hereunder.  These shares of Common Stock may be issued upon conversion of senior secured convertible notes or otherwise pursuant to the terms of the senior secured convertible notes and/or upon exercise of the warrants issued in conjunction with such notes (such aggregate amount of shares calculated by the Company as of the date of this Registration Statement based on 130% of the sum of (i) the maximum number of shares of Common Stock initially issuable upon conversion of senior secured convertible notes, (ii) the maximum number of other shares of Common Stock initially issuable pursuant to the convertible notes and (iii) the maximum number of shares of Common Stock initially issuable upon exercise of the warrants issued in conjunction with the notes). In addition to both economic and standard antidilution adjustments, the conversion price of the notes is subject to additional adjustments described below in “Recent Developments - Description of the Securities Under the Financing - Notes - Conversion and Conversion Price Adjustments”.  For purposes of the calculation of the maximum number of shares of Common Stock initially issuable upon conversion of the notes, the Company has assumed such additional adjustments will result in an adjusted conversion price of $2.75, which represents the lowest conversion price adjustment permitted pursuant to such additional adjustment provisions in the notes.  In accordance with Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.  The Registrant will not rely on Rule 416 to cover additional securities resulting from any adjustment provision contained in the warrants issued in conjunction with the notes, including participation rights and dilutive issuance.

Max A. Webb
March 30, 2010

(2) 5,767,273 shares of Common Stock issuable upon conversion of senior secured convertible notes and upon exercise of the warrants are being registered hereunder (such aggregate amount of shares calculated by the Company as of the date of this Registration Statement based on 130% of the sum of (i) the maximum number of shares of Common Stock initially issuable upon conversion of senior secured convertible notes, and (ii) the maximum number of shares of Common Stock initially issuable upon exercise of the warrants issued in conjunction with the notes).

(3) 1,130,435 shares of Common Stock issuable pursuant the senior secured convertible notes as interest in lieu of cash payments are being registered hereunder.  Such aggregate amount of shares is calculated by the Company as of the date of this Registration Statement based on 130% of the maximum number of shares of Common Stock issuable as interest in lieu of cash payments pursuant the notes.  For purposes of calculating the maximum number of shares of Common Stock initially issuable as interest pursuant to the notes, the Company has assumed that the closing price of each trading day used in determining such number of shares of Common Stock in accordance with the terms of the notes will equal $4.14, which was the closing price on February 19, 2010.

(4) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the price of $4.11 which was the average of the high and low bid prices for the Company’s Common Stock on NASDAQ Capital Market on February 19, 2010.

(5) Computed in accordance with Section 6(b) of the Securities Act.  Previously paid.

Exhibit 5

14.  In light of your disclosure in the prospectus that holders of the warrants are entitled to participation rights in the event the company grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of common stock, please advise us why your legality opinion only relates to 6,897,708 shares.  Since the potential number of shares issuable by virtue of participation rights is infinite, it is unclear how you can give a legality opinion covering them.

Max A. Webb
March 30, 2010

Response

Pursuant to Item 601(b)(5) of Regulation S-K, the legality opinion is limited to the 6,897,708 shares of the Company’s Common Stock being registered, which consist 130% of the shares issuable upon conversion of the Notes, the shares issuable as interest under the Notes, and the shares issuable pursuant to the Warrants.  Any potential issuance under the Warrants by virtue of participation rights will be an issuance of unregistered securities.  A legality opinion regarding those unregistered shares may be issued at such time that those shares are registered.

15.  Please revise the second to last sentence of the second paragraph to exclude the registrant from the assumed facts.

Response

The second to last sentence of the second paragraph of the legality opinion will be revised accordingly.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 536-4885 if you have further questions or would like to discuss any other matters.

Very truly yours,

/s/ Robert D. Shin
Robert D. Shin, Esq.